Brian S Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

March 22, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief,
Office of Financial Services
Mail Stop 4720

Re:	CNote Group, Inc. Draft Offering Statement on Form 1-A Submitted February 8, 2017 CIK No. 0001683145

Dear Ms. Anagnosti:

We are submitting this letter on behalf of our client, CNote Group, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 7, 2017 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as submitted in confidential draft format to with the SEC on February 8, 2017.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement.  All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

7 Times Square, New York, New York  10036   Telephone:  212.790.4500  Fax:  212.790.4545
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

General

1.
We note your disclosures on page 34 under “How to Purchase CNote Notes,” that an investor’s “purchase order will constitute an offer to purchase CNote Notes” and that you “do not process payments from investors until [you] have committed funds to CDFIs,” as well as on page 33 that “even if you place a purchase order, you may not receive an allocation of CNote Notes.” Please explain how these features comply with Securities Act Rule 251(d)(3)(i)(F) which requires that your offering commence within two calendar days after the qualification date, as well as your disclosures elsewhere that you will offer your securities on a “continuous basis.”  Please note that you are not eligible to conduct a delayed primary offering on a Form 1-A. Refer to Securities Act Rule 251(d)(3)(i)(A) which permits delayed offerings for securities to be offered or sold “solely by or on behalf of a person or persons other than the issuer, a subsidiary of the issuer, or a person of which the issuer is a subsidiary” [emphasis added].

The Company acknowledges the comment. Rule 251(d)(3)(i)(F) of Regulation A has three principal requirements:

•	Offerings must commence within two calendar days after qualification;

•	Offerings must be continuous if extended beyond the initial 30 days following qualification; and

•	The amount must be such that the issuer reasonably expects to be sold within two years from the qualification date.

The Company intends to offer CNote Notes (the “CNote Notes” or “Notes”) through its digital platform (the “Platform”), which is already in place and fully operational. Thus, the Company is prepared to commence the offering of CNote Notes within two calendar days of qualification in compliance with Rule 251(d)(3)(i)(F).

Although the Company deploys capital to its CDFI partners on a less frequent basis as the need for loans arise, the Company intends to sell and issue CNote Notes on the day an investor subscribes for CNote Notes.

The Company plans to extend the offering beyond the initial 30 days following qualification.  Each CNote Note will clearly state the maturity date and interest rate, and the investor will be linked directly to the current Offering Statement, which includes the risk factors of investing in the industry, the Company, and the type of securities being offered. The Company will offer CNote Notes continuously in compliance with Rule 251(d)(3)(i)(F) by making offerings available through the Platform on a daily basis.

Finally, the Company reasonably believes that it can originate loans sufficient to sell $50 million of CNote Notes within two years from qualification.  Consumers are increasingly becoming familiar with online alternative investment platforms, including marketplace lending, and the Company believes it is well-positioned to grow in the small business lending sector.  In the event that it determines to file an additional Form 1-A offering statement after two years to include any unsold amounts of CNote Notes, sales under the current offering statement will not be made after three years from the date of initial qualification, as required by Rule 251(d)(3)(i)(F), and will cease once the new offering statement is qualified in accordance with the rules.

2.
We note your disclosure on page 3 under “CNote Platform” that you will provide CNote Note investors with “information and borrower stories on loans made and projects funded.” Disclosure in the second paragraph on page 22 suggests that in the future an investor may choose to invest in CDFIs operating in a specific geographic location, versus in your “general fund” comprised of CDFIs across the country, and that you will provide risk factor disclosure associated with investing in a particular geography. Future investments to specific CDFIs rather than to your “general fund” appear to contradict the very nature of how you intend to conduct this offering and operate your platform given disclosures such as (i) the notes will be the general obligations of CNote, (ii) the funds will be aggregated through your technology to match them to a particular CFDI loan, and (iii) no CDFI would receive all of an investor’s contribution. As you are not eligible to conduct this offering on a delayed basis, please elaborate on the type and timing of this information and tell us why the information that you propose to provide to investors is not information material to an investment decision such that it does not need to be provided in the offering circular.

The Company acknowledges the comment. The Company intends, in the future, to provide information on borrower stories solely for informational purposes, in order to provide potential CNote Note investors with a sense of the impact of the Company’s loans to CDFIs and their work with small business borrowers, often from low and middle-income localities. We may also provide various metrics, such as the percentage of businesses supported by our CDFI borrowers which are women-owned. However, this selection of information is not intended to make any representations about, or solicit contributions to, a particular loan being made to a particular CDFI. Investors will not be able to designate which CDFI, or whether any CDFI, will receive proceeds from their purchase of CNote Notes.

The Company has not yet created funds comprised of CDFIs in specific geographic locations. Such funds will only be established once there are sufficient CDFIs to allow the Company to establish geography-specific funds. To the extent the Company decides to implement this measure and offer it to its Regulation A investors, the Company will amend the Offering Statement or file a new offering statement to include information material to investment decisions in such funds.

3.
You certify under Item 2 of Part I of Form 1-A that you are not an investment company registered or required to be registered under the Investment Company Act of 1940 (the “1940 Act”). Please provide an analysis of why the Company does not meet the definition of investment company, particularly under sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act. If you plan to rely on any exclusion from the definition of investment company, please provide an analysis as to why you believe you can rely on the exclusion(s). For example, do you anticipate relying on section 3(c)(7) of the 1940 Act?

Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act provide, in relevant part, that “investment company” means any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company does not meet either definition of an investment company. The Company’s primary business is making loans to CDFIs, which loans are not deemed “securities” under the securities laws. The Company also does not claim on its website or in its materials to make any investments in securities.  It is a lending company and that is its principal engagement. The Company instead emphasizes that funds are used to make loans to CDFIs. Thus, the Company neither is, nor holds itself out as being engaged primarily in, investing or trading in securities.  For that reason, the Company believes its activities fall within the scope of the exemption offered by Section 3(b)(1), which exempts any issuer primarily engaged in a business other than that of investing in, holding, or trading securities.

Additionally, in the event that the Company determines or is adjudged to meet the definition of an investment company in the future pursuant to the definition under the 1940 Act, Section 3(c)(1) of the Investment Company Act exempts companies that have 99 or fewer beneficial owners.  The Company expects to have well under 99 beneficial owners for the foreseeable future.

4.
We note that throughout your disclosures you refer to your business as “operating an online portal, where investors can manage their accounts…” or that you have “engaged partners on both sides of [y]our platform” and that you have ongoing relationships with a leading financial technology company with an “established Donor Advised Fund” (refer to “Strategic Partnerships” disclosure on page 4). These disclosures, coupled with disclosure that CNote notes may be purchased through management-approved third-party platform partners (refer to page 37 disclosure) suggest that you may be engaging in broker-dealer activities. Please explain or otherwise revise your disclosures throughout the filing to remove such implications.

The Company acknowledges the comment. In response to the Staff’s comment, the Company has revised these disclosures to avoid any implication of engaging in broker-dealer activities. See page 4. Our website allows investors to manage the CNote Notes they have purchased. Our partnerships with a financial technology company and a Donor Advised Fund enhance our visibility, but potential investors who learn about the Company through these partnerships are nonetheless required to register on our website, which is the primary avenue through which CNote Notes may be acquired. It is possible that our current platform and a potential wealth platform may not require a user to complete the entire CNote registration and investment process on our website. However, any such websites or partnered platforms would be registered investment advisers or broker-dealers. We will only make CNote Notes available for sale on our website or through sites which are broker-dealers.

Preliminary Offering Circular Cover Page

5.
Please disclose how and when the interest rates will be set for your CNote Notes and explain in detail the timing and manner in which you propose to communicate this information to investors prior to them making their investment decision. In this regard we note the fourth paragraph states that the offering circular “describes some of the general terms that may apply to the CNote Notes and the general manner in which they may be offered.” [emphasis added] Please revise your disclosure to remove any implication that the offering represents a delayed shelf offering and ensure that all of the offering terms, with the exception of Securities Act Rule 253(b) type information, which may be omitted at the time of qualification, are clearly disclosed in the offering circular. For guidance please refer to SEC Release No. 33-9741, and specifically page 133, footnote 484.

The Company acknowledges the comment. The Company’s management conducts quarterly assessments of competitive conditions including the federal rate environment, fluctuations in the cost of capital averages for CDFIs and the economics facing the Company in evaluating whether to increase interest rates. The disclosures now note that the interest rates are set by the Company in view of a variety of factors, including general economic conditions and the competitiveness of the CNote Notes as compared to interest rates offered by investment and savings accounts, as well as the interest rates the Company is able to charge on the loans it makes to CDFIs. See Preliminary Offering Circular Cover Page and page 7.

6.
We note that the cover page disclosures extend beyond the requirements of Item 1 of Part II on Form 1-A. For example, disclosures such that “CDFIs have proven over the last two decades that they are a successful $100 billion industry” or that “CNote has been successful in co-creating an investment portal that supports the financial integrity …of CDFIs [across the country],… delivering a consumer-friendly product that is accessible and transparent,” are not related to the offering terms and represent disclosures which are subjective in their nature. In this regard, we note that CNote has received a going concern opinion and to date has only funded two promissory notes to the same CDFI, Excelsior Growth Fund.

The Company acknowledges this response and has revised the cover page disclosures to remove such disclosures. See Prelimary Offering Circular Cover Page.

7.	Please disclose whether the annual 2.5%-3% range of interest represents a simple or a compounded interest rate.

The Company acknowledges this response and has revised the cover page disclosures to disclose that the interest range represents a simple interest rate if the purchaser does not request to have his or her interest re-invested in CNote Notes, and a compounded interest rate if the purchaser chooses to have his or her interest re-invested in CNote Notes. See Prelimary Offering Circular Cover Page.

8.
With regard to the tabular disclosure related to the offering price and proceeds to the issuer, please provide disclosure also as to the total number of securities issued and total amount of proceeds to the issuer. Refer to Item 1(e) of Part II of Form 1-A.

The Company acknowledges this response and has revised the cover page disclosures to disclose that, in total, $50,000,000.00 in securities will be issued, with $50,000,000.00 in proceeds to the issuer. No broker is being engaged or otherwise compensated to sell CNote Notes. See Prelimary Offering Circular Cover Page.

Offering Circular Summary, page 1

9.	Please prominently disclose that your auditor has raised substantial doubt about the Company’s ability to continue as a going concern.

The Company acknowledges this response and has revised the disclosures at the top of this page to include mention of our auditor’s concerns. See page 1.

Who We Are, page 1

10.
At the end of the second paragraph you disclose that your investment portal “provides investors or ‘good savers’ an investment product with quarterly liquidity and 2.5% interest yields.” Your “Competitive Strengths” disclosure on page 4 compares CNote Notes’ competitive returns with a 3-year CD or Money Market. We note that on your website you describe CNote’s platform as the savings accounts of the 21st Century helping savers earn more. Furthermore, one of the FAQs on your website states that the investors’ savings would be protected by: “1) Federal and state protection programs that cover all loans associated with CNote and its selected CDFI partners; 2) CDFI Full Recourse Obligation to guarantee investor dollars and repayment; 3) CNote loss reserve.” In addition, your website also compares your product to “40x better than the bank.” Your disclosures and your website materials appear to compare your investment product to a bank savings account even though these two instruments contain very different risk profiles. Your disclosures and website materials must clearly disclose the differences between the two to allow an investor to fully understand how an investment in CNote Notes differs from a bank CD or savings account. For example:

•
Since the notes represent an unsecured obligation of the company (refer to “Holders of CNote Notes are exposed to the credit risk of the Company” risk factor on page 15), disclosure such as in the last sentence of the second bullet on page 4 suggesting that noteholders will be protected by a full recourse obligation of your CDFI partners appears misleading;

The Company acknowledges the comment. We have clarified that the CDFIs to which we make loans are bound by full recourse obligations, and have revised the offering statement to avoid implication that this means the CNote Notes are a full recourse obligation of the Company or are bank accounts. See page 4.

•
Statements on your website such as “40x better than a bank return” appear premature. In particular, disclosure of a 2.5% yield with quarterly liquidity for up to 10% of the investor’s original principal and accrued interest, and a balloon payment at 30 months subject to a maximum aggregate liquidity amount to be determined by your management, is ambiguous and somewhat contradictory. What is a maximum aggregate liquidity amount? Can management exercise discretion and provide zero liquidity for a given quarter? How can you provide quarterly liquidity of up to 10% of original principal and accrued interest while disclosure at the end of the first paragraph of your “Solution” disclosure indicates that the interest can either be distributed monthly, or re-invested in additional promissory notes? When will the investor be given the opportunity to make a decision on how to receive interest distributions? As you are ineligible to conduct a delayed offering on a Form 1-A, you are not permitted to identify material offering terms at a later time through an offering supplement.

The Company acknowledges the comment. In response to the Staff’s comment, the Company has revised the website to remove any potentially confusing statements. However, the Company is confident that it will be able to deliver the 2.5-3% interest rates, as the Company’s CDFI borrowers have been able to deliver returns above 2.5-3.5% for the past 10 years, and over the same 10-year period, they have not lost any of their investors’ capital investments. The Company has been delivering this return since December 2016. Given the strength of the CDFI borrowers’ performance, the Company allows investors to make quarterly withdrawals of up to 10% of their original invested principal.

As noted in our response to Comment 7, the Company has also revised disclosures in the offering statement to clarify that investors have the choice of having their interest either distributed to them or reinvested, in which case they obtain compound interest.

•
Statements such as all loans associated with CNote are protected by CDFI Federal and state protection programs should be further qualified. Publicly available information indicates that funding of CDFIs’ can also be dependent on grants from private philanthropies. In addition, since you have not yet established a loss reserve, investors must be alerted that currently this protection does not exist.

The Company acknowledges the comment. Since our last filing, CNote has established a loan loss reserve of approximately 5% of our assets currently under management, which is in addition to our liquidity pool through our CDFI partners available to cover losses, currently approximately $1,000,000, and have revised our disclosures accordingly. Before partnering with CDFIs, we conduct a three-part diligence test to evaluate a CDFI’s performance and creditworthiness. Our diligence review includes AERIS ratings review or OFN evaluations, a review by Company management of the CDFI’s finances and management, and a third party review, in which we engage an expert CDFI underwriter with no employer or incentive ties to either party. Our multi-step due diligence process seeks to ensure that the CDFIs we partner with are high-performing, maintain their own loss reserves, and participate in credit enhancement and loan guarantee programs that would be available to cover some of their losses.

11.
To the extent that the CNotes Notes will be amortized over the term of the note, please disclose in an appropriate section of the filing this material aspect of the offering terms, including a qualification that the 2.5% yield would be calculated based on the principal amount of the notes as amortized over time.

The Company acknowledges the comment. Investors’ principal will only be repaid on the maturity date (after 30 months), or, if requested, in increments of up to 10% of the original principal, up to once per quarter. As their balances of principal decrease, investors will receive interest calculated on the basis of the remaining principal. See page 8.

Competitive Strengths, page 4

12.
Please delete the implication in the second bullet that noteholders will be protected by a “3rd party insurer.” In this regard we note your disclosure on page 23 that you do not currently have, or provide, third-party insurance on your loan products.

The Company acknowledges the comment and has revised accordingly. See page 4.

Recent Developments, page 6

13.
Please expand your disclosures related to the partnership with “a leading financial technology company” and Donor Advised Funds to contextualize for investors how exactly CNote Notes will be made available as an investment option to the investors, and why CNote Notes are considered a low risk investment option given that you are currently a going concern and have partnered with only one CDFI. In addition, please tell us whether you intend to provide additional disclosure at the time of qualification related to who the leading financial institution or the “established east coast Donor Advised Fund” are.

The Company acknowledges the comment and has revised our disclosures to explain that the clients of the Donor Advised Fund and the financial technology company will be informed of CNote as a potential investment. See page 6. In some cases, APIs used by our partners may allow potential investors to accelerate the application process by pre-populating some information, but regardless, in order to obtain CNote Notes, the clients must themselves complete the registration process on our website. Pending these parties’ approval, we will disclose their identities in a subsequent amendment prior to qualification.

Risk Factors; Risks Related to Our Company; We rely on both retail and investors and institutional investors to invest in CDFIs, page 12

14.
Please revise the first paragraph of your risk factor disclosure to clearly state that an investment in CNote Notes is currently a risky investment. Similarly, disclosure under “There has been no public market for CNote Notes…” on page 15 should not suggest that the notes may be a liquid investment.

The Company acknowledges the comment and has revised accordingly. See pages 12 and 16.

Use of Proceeds, page 18

15.
We note that you expect your offering expenses, operating expenses, and all other corporate expenses to be paid from your operations and other capital you raise. Please disclose whether such funds are firm or contingent. We further note that you “retain sole discretion regarding the use of proceeds.” Please prominently disclose, if true, that you maintain the right to change the use of proceeds, including recouping your offering expenses, operating expenses, or other corporate expenses. Please refer to Instructions 5 and 8 to Item 6 of Part II of Form 1-A for further guidance.

The Company acknowledges the comment. However, as the Company is currently seeking additional funding and has already obtained firm commitments from several parties, we do not believe any changes are necessary to the disclosure regarding our use of proceeds.

About the Platform; Our Solution, page 19

16.
You disclose that you plan to expand your operations to CDFIs that make loans to support schools and affordable housing. In addition, you state that CNote conducts “its own robust audit of each potential CDFI partner’s performance, and social impact, over the last 10 years. We further note disclosure under “Our Business” on page 21 states that the CNote CDFI borrower members are required to provide you with audited relevant financial and impact data about their operational and lending activities.

•
With about 1,000 CDFIs operating nationwide, please tell us how you plan to target CDFIs that focus on supporting schools and affordable housing. In addition, given that most of the CDFIs are unregulated, non-profit institutions, which are not required to report their performance results on a regular or systematic basis, please expand your disclosure to explain how you will be able to conduct a review of their audited financial statements.

The Company acknowledges the comment. The Company only considers partnering with CDFIs that have and are able to supply audited financial statements, which we review as part of our three-step diligence process. The Company’s three-part due diligence review includes (a) working with either AERIS, the CDFI industry rating agency, and reviewing their evaluation and rating report, or working with OFN, the national CDFI industry association body, to review and analyze financial data, (b) management of the company conducting its own audit by reviewing financial data, performance data, and interviewing the CDFI’s leadership, and (c) engaging a third-party expert, with no ties to either party, to conduct its own review.

As CDFIs typically support a variety of projects, we evaluate CDFIs holistically and consider their impact. CDFIs are currently required to report to the U.S. Department of the Treasury and to their investors information on the borrowers to which they extend loans. We review these impact reports as part of our diligence, to evaluate potential CDFI partners’ impact and focus. We currently partner with CDFIs that support small businesses and in the future plan to select CDFIs which undertake efforts to support schools and affordable housing.

•
In choosing CDFIs to partner with, please describe any specific underwriting criteria you will utilize across similarly situated CDFIs or whether management will make these decisions discretionarily. For example, when you describe CDFIs having an average default rate of less than 3% and a net charge off rate of less than 1%, are these rates representative of regulated CDFIs which are required to report their results on a systematic basis, or do these values take into account non-profit and non-reporting CDFIs? Will you be partnering with CDFIs with average default rates or net charge off rates outsides of the bands described above?

The Company acknowledges the comment and has revised the disclosure to clarify that this reported rates come from OFN, the national membership organization for CDFIs; its members are required to provide reports on a periodic basis. The Company only partners with CDFIs that are members of OFN, and does not intend to partner with any CDFIs with above-average default or net charge off rates, or any CDFIs that do not produce periodic reports of their financial health and performance. Our CDFI partners self-report default rates of less than 3%, which we have confirmed through our own diligence efforts. See page 21.

•
In light of your disclosure that your loans to CDFIs will be used “to invest in pre-vetted small businesses that the CDFIs have underwritten and backed,” further expand your disclosure to clarify whether you will have any involvement in the vetting process. If a CDFI has underwritten and backed a small business loan, it would appear that the CDFI would already have a funding in place for that loan commitment. Please explain.

The Company acknowledges the comment. CNote is not involved in the vetting process the CDFIs conduct on their borrowers. The Company estimates that the CDFI industry as a whole faces a $600 million shortfall in terms of overall capital availability, which shortfall may increase in coming years. The Company believes its loans help the CDFIs to make both new loans and fund their existing commitments, by expanding the pool of available capital and providing an alternative to other sources of funding which are more expensive.

About the Platform; Our Business; Technology and Relationships, page 21

17.
Please explain how you ensure that “no single CDFI receives all of an investor’s contribution” when your disclosure on pages 24 and F-10 suggest that you have only originated loans to a single CDFI to date.

The Company acknowledges the comment and has revised these disclosures in light of the Staff’s comment. See page 21. While we currently have only one CDFI partner at this time, we are working on partnerships with additional CDFI partners and anticipate having another two partners by the end of calendar year 2017. Using our proprietary algorithm, we will ensure that investors’ funds are allocated among our CDFI partners such that no one partner will receive all of any investor’s funds. Furthermore, each CDFI makes loans to multiple borrowers, as CDFIs constantly have pipelines of potential borrowers, often times spread across geographic areas and in varying forms of loan. The CDFIs’ use of their capital further distributes our investors’ capital.

18.
In light of your page 19 disclosure that you use technology, data analytics and a proprietary liquidity algorithm to match investor funds and CDFI funding needs, please describe whether this technology is proprietary to you or whether you license it from a third party. To the extent that your technology is covered by the terms of a licensing agreement, briefly disclose the material terms of such agreement.

The Company acknowledges the comment. We have revised the disclosure to clarify that the technology is proprietary and developed by us. See page 21.

About the Platform; Our Business; Our Process, page 21

19.
You state that you plan to aggregate investors’ contribution amounts and through your technology algorithm decide how to allocate the aggregated contributions among the different CDFI partners to ensure that investors’ capital is properly spread out across CDFIs to maximize diversification for your investors. Given that a CNote Note appears to be a general obligation of your platform and repayment is not tied to the performance of any specific CDFI loan, it is not clear how such allocation provides diversification. Please revise your disclosures to clarify. In addition, please explain whether aggregation of investor funds has any impact on the platform’s or investors’ rights or obligations under a particular CNote Note. For example, is a discrete pool of investor funds created to fund particular CDFI loans and repayment of those CDFI loans is used to repay only that discrete pool of investor funds? We may have additional comments following the review of your response and revised disclosures.

The Company acknowledges the comment. The Company aggregates investors’ capital and disburses the aggregated capital to different CDFIs, which then make loans to a variety of borrowers. The CNote Notes’ repayment is not tied to any particular CDFI loan being repaid. We pay interest on, or repay, CNote Notes according to their payment schedules, using available funds in the aggregated pool, rather than, as the Staff’s comment considers, repaying the CNote Notes only when the particular CDFIs to which the funds were loaned repay their loans. As the number of loans to CDFI partners increases, so will the diversification of investors’ capital, which helps further minimize the risk of the Company being unable to repay CNote Notes using available funds. We have revised the disclosure to reflect this in the filing. See page 21.

About the Platform; Our Business; Underwriting Process, page 22

20.
We note your disclosure that your loans “are typically issued to CDFI borrowers in the form of a master promissory note, which allows them to make multiple requests for capital.” Please file a form of the master promissory note as an exhibit to the offering circular.

The Company acknowledges the comment and has filed a form of master promissory note in connection with this filing. See Exhibit 15.1.

21.
Please disclose any other ways that you issue or plan to issue CDFI loans including, if applicable, to specific borrowers who have been approved for funding by a partnering CDFI. Please also tell us whether there is either a minimum or maximum loan size that may be made to, or accepted by, your CDFI partners. Finally, please expand your disclosure to clearly describe how the CDFI loans will be serviced. For example, will repayments to CNote on the CDFI loans depend on payments received from the small business funded through these CDFI loans?

The Company acknowledges the comment. In response to the Staff’s comment, the Company has revised disclosures to clarify that it does not issue CDFI loans to small business borrowers. The Company only makes loans to CDFIs, and the CDFIs in turn make loans to small business borrowers. The loans the CDFIs make are typically micro-loans of up to $250,000, and their terms often follow the parameters set by the Community Advantage Lender program.

Additionally, the Company has revised the disclosures to indicate that there is no minimum loan amount, and that while there is no set maximum loan amount either, the Company considers CDFIs’ capital demands in light of the actual and anticipated demands of other CDFI borrowers, as well as the Company’s goal of diversifying its investment across a variety of CDFI borrowers. In order to ensure CDFI partners continue to invest in products pre-approved by CNote, as well as continue to invest in quality borrowers and maintain strong financial health, CNote management conducts a quarterly portfolio review to audit its CDFI partners before obligating additional loans to these CDFI partners.

The Company services its loans to CDFIs by itself, using a platform developed by the Company. The CDFIs are generally obligated to make payments on the loans made to them by the Company; repayment to the Company does not depend on the payments received from the small business funded by the CDFIs.

MD&A; Liquidity and Capital Resources, page 26

22.	Please describe the material terms of the “SAFE interests.”

The Company acknowledges the comment and has revised the disclosure to provide a description of the terms of the SAFEs. The SAFEs, or simple agreements for future equity, are agreements which enable the Company to take capital from investors by agreeing to issue equity to them at a later time, if and when the Company undergoes a preferred stock financing. Unlike convertible promissory notes, the SAFEs are not debt instruments, and as such do not have maturity dates, nor do they accrue interest. They will convert into preferred stock at a price to be determined relative to the valuation cap (ranging from $4,000,000 to $8,000,000) set by the Company on the SAFEs, or, in the event we undergo a change of control or initial public offering prior to the conversion of the SAFEs, may convert into either a right to receive payment or Common Stock, at each investor’s election. This description is reflected on page 26.

The CNote Platform; Establishing an Account, page 32

23.
We note that you do not intend to provide investment advice to investors. However, we also note in the FAQs on your website, you state with respect to determining whether CNote is right for you: “If you are in doubt, please email us at support@mycnote.com.” In light of this potential inconsistency, please supplementally describe what information might be given to an inquirer and whether any investment advice would be provided. Please also provide your analysis of why you do not meet the definition of an investment adviser.

The Company acknowledges the comment and has revised the FAQs section of the website to remove the text in question. The Company does not believe it is an investment adviser for the reasons outlined in our response to the Staff’s Comment 3.

24.	Please revise the fourth bullet point at the top of page 33 to eliminate the language that investors “understand’ the risk of investing in the CNote Notes.

The Company acknowledges the comment and has revised the disclosure accordingly.

The CNote Platform; Platform Operation, page 34

25.
It appears from your disclosure on pages 4 and 22 that CDFIs operate on your platform and you present accredited investors and institutions with loan funding requests from CDFIs. Please explain how the CNote Basic website for Regulation A investors will differ from your existing platform.

The Company acknowledges the comment. We do not present any of our investors, whether accredited investors investing pursuant to Regulation D, or investors investing via Regulation A, with direct loan funding requests from CDFIs. Regardless of which avenue investors use, investors purchase securities from CNote. The Company then loans the proceeds raised from selling these securities to CDFIs, pursuant to promissory notes. The Company is obligated to repay the Regulation A investors specified and agreed interest rates, regardless of whether CDFIs repay the amounts loaned to them. By contrast, the Company is only obligated to make payments on the Regulation D securities when the CDFIs repay the promissory notes.

The CNote Platform; Structure of Investor Accounts and Treatment of Your Balances, page 34

26.
To better understand your role in how the funds are collected through the sale of CNote Notes, where the funds are deposited prior to your making a loan to a CDFI, how the interest payments on the CNote Notes are managed, or where they are deposited in the event of an investor’s election to reinvest them, please revise your disclosure to include a diagram of the flow of funds capturing the entire cycle of a CNote Note.

The Company acknowledges the comment and has added a diagram illustrating the life cycle of a CNote Note. Please see page 35 of the filing.

Securities Being Offered, page 36

27.
Please disclose that CNote Notes are not transferrable without your express permission. In this regard we note you disclosure in the second paragraph on page 32 that selling CNote Notes to third parties is prohibited unless expressly permitted by you.

The Company acknowledges the comment and has added a disclosure that CNote Notes are not transferrable without the Company’s express permission.

Plan of Distribution; Subscribing for CNote Notes, page 37

28.
We note that you may offer CNote Notes through “management-approved third-party platform partners” and “approved partner sites.” Please identify these partners in a pre-qualification amendment, disclose the nature of their obligations to take securities, existence of any material relationships, the discounts or commissions they may receive on your securities, and revise your cover page disclosure to identify the use of underwriters. Please also explain how the offering procedures of your partners will vary from your disclosure concerning the CNote Platform. We may have further comments following review of your response. Please see Item 5 of Part II of Form 1-A for guidance.

The Company acknowledges the comment. The Company’s third party partnerships enhance our visibility, but are not underwriting relationships and potential investors who learn about the Company through these partnerships are nonetheless required to register on our website.

In some cases, APIs used by our partners may allow potential investors to accelerate the application process by pre-populating some information, but regardless, in order for to obtain CNote Notes, the clients must themselves complete the registration process on our website. It is possible that our current platform and a potential wealth platform may not require a user to complete the entire CNote registration and investment process on our website, but any such websites or partnered platforms would be registered investment advisers and/or broker-dealers.

The Company is currently working on developing a partnership with a financial management software provider to offer CNote Notes as an alternative for those seeking savings or investment alternatives. In exchange for sharing this information, the provider will receive a fee for every new user that purchases a CNote Note that arose from the “lead” generated by such provider, which provider is also a licensed broker-dealer.  The Company is also currently working with a Donor Advised Fund to provide CNote Notes as a savings or investment alternative for their Fund clients.

We have revised our disclosures to address the above and to avoid the implication that we use underwriters. See page 37.

Part III – Exhibits

29.
Please file a form of the subscription agreement that you intend to use for your offering. Refer to Item 17 of Part III of Form 1-A for guidance. In this regard, we note your disclosure in the third bullet point under the “Establishing an Account” heading on page 32.

The Company acknowledges the comment and has filed a form of subscription agreement in connection with this amendment. See Exhibits 4.1 and 3.1.

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We thank you for your prompt attention to this letter responding to the Offering Statement and look forward to hearing from you at your earliest convenience.  Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian Korn

Brian Korn

cc:          Catherine Berman, Chief Executive Officer
Yuliya Tarasava, Chief Operating Officer
CNote Group, Inc.